Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT REGARDING THE RECEIPT OF THE ADMINISTRATIVE

PENALTY DECISION FROM THE PEOPLE’S BANK OF CHINA

China Life Insurance Company Limited (the “Company”) has recently received the Administrative Penalty Decision (Yin Fanxi Fa Jue [2018] No.5) from the People’s Bank of China (the “PBOC”). The PBOC decided that the Company had failed to preserve clients’ identity information and transaction records, and failed to submit large-value transaction reports and suspicious transaction reports during the period from 1 July 2015 to 30 June 2016, as a result of which, a total fine of RMB700,000 was imposed on the Company pursuant to the Anti-Money Laundering Law of the People’s Republic of China (the “Administrative Penalty”).

The Company attaches great importance to the issues identified in the Administrative Penalty, and has conducted corrective measures in a timely manner during the on-site inspection of the PBOC. As at the date of this announcement, the Company has improved its anti-money laundering system, established a new generation of anti-money laundering mechanism, and refined its work processes including identification of customer data, retention of transaction records and reporting of large-value transactions and suspicious transactions.

The Administrative Penalty has no material impact on the business operation and financial position of the Company. The Company will continue to improve the risk control system and implement the anti-money laundering measures in an effective manner.

The details of the Administrative Penalty will be released on the official website of the PBOC at www.pbc.gov.cn .

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 29 July 2018

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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